FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 5
to
ANNUAL REPORT
of
QUÉBEC
(Name of Registrant)
Date of end of last fiscal year: March 31, 2006
SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
M. Michel Robitaille
Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102
Copies to:

Robert E. Buckholz, Jr.	Bernard Turgeon
Sullivan & Cromwell LLP 125 Broad Street New York, N.Y. 10004-2498	Ministère des Finances du Québec 12 rue Saint-Louis Québec, Québec, G1R 5L3, Canada
* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2006 (the “Annual Report”) as follows:
The following additional exhibits are hereby added to the Annual Report:

Exhibit
Montly report on Financial Transaction

Exhibit:

(99.7)	Monthly Report on Financial Transactions as at August 31, 2006.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no.5 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ BERNARD TURGEON

Name: Title:	Bernard Turgeon Associate Deputy Minister
Date: October 27, 2006